**EXHIBIT 1**

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is, and that all subsequent amendments to this statement on Schedule 13G (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. The undersigned acknowledge that each shall be responsible for the timely filing of this Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning them or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that they or it knows or has reason to believe that such information is inaccurate.

For and on behalf of:
QUBE RESEARCH & TECHNOLOGIES
  LIMITED

/s/ Christina Wilgress
Name: Christina Wilgress
  Title: Director

For and on behalf of:
PIERRE-YVES MORLAT

/s/ Christina Wilgress
Name: Christina Wilgress, attorney-in-fact for
Pierre-Yves-Morlat*

* This Joint Filing Agreement was executed by Christina Wilgress on behalf of Pierre-Yves Morlat pursuant to a Power of Attorney, a copy of which is attached as Exhibit 24.

February 17, 2026